SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2017
Commission File Number: 001-35052

Adecoagro S.A.
(Translation of registrant’s name into English)

Vertigo Naos Building 6,
Rue Eugene Ruppert,
L-2453, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐            No   ☒
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes  ☐            No   ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF AND FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2017

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is being filed by Adecoagro S.A. (“Adecoagro” or the “Company”) with the Securities and Exchange Commission (the “SEC”) and is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the SEC on December 6, 2013 (File No. 333-191325) and will be deemed to be a part thereof from the date on which this Form 6-K is filed with the SEC, to the extent not superseded by documents or reports subsequently filed or furnished. The Company is filing this report on Form 6-K for the purpose of filing a copy of the Company’s unaudited condensed consolidated interim financial statements as of and for the nine month period ended September 30, 2017 (the “Consolidated Financial Statements”) as Exhibit 99.1. The Consolidated Financial Statements are presented in U.S. Dollars and prepared in accordance with International Financial Reporting Standards.

Forward-Looking Statements

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

Date: November 13, 2017	By:	/s/ Carlos Boero Hughes
	Name:	Carlos Boero Hughes
	Title:	Chief Financial Officer

Adecoagro S.A.

Condensed Consolidated Interim Financial Statements as of September 30, 2017 and for the nine and three-month periods ended September 30, 2017 and 2016

Legal information

Denomination: Adecoagro S.A.
Legal address: Vertigo Naos Building, 6, Rue Eugène Ruppert, L-2453, Luxembourg

Company activity: Agricultural and agro-industrial
Date of registration: June 11, 2010
Expiration of company charter: No term defined
Number of register (RCS Luxembourg): B153.681
Capital stock: 122,381,815 common shares (of which 1,838,018 are treasury shares)

Adecoagro S.A.
Condensed Consolidated Interim Statements of Income
for the nine-month and three-month periods ended September 30, 2017 and 2016
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Nine-months ended September 30		Three-months ended September 30
	Note	2017	2016	2017	2016

		(unaudited)
Sales of goods and services rendered	4	657,609	537,147	262,988	246,443
Cost of goods sold and services rendered	5	(542,199)	(428,865)	(206,890)	(190,437)
Initial recognition and changes in fair value of biological assets and agricultural produce	14	24,226	108,924	1,524	25,430
Changes in net realizable value of agricultural produce after harvest		8,036	(6,206)	4,843	(5,837)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses		147,672	211,000	62,465	75,599
General and administrative expenses	6	(44,483)	(36,204)	(15,982)	(14,594)
Selling expenses	6	(64,758)	(50,015)	(27,681)	(22,850)
Other operating income / (loss), net	8	39,400	(22,953)	3,262	11,208
Profit from Operations Before Financing and Taxation		77,831	101,828	22,064	49,363
Finance income	9	8,742	6,975	3,520	1,904
Finance costs	9	(76,679)	(114,093)	(31,269)	(46,175)
Financial results, net	9	(67,937)	(107,118)	(27,749)	(44,271)
Profit / (loss) Before Income Tax		9,894	(5,290)	(5,685)	5,092
Income tax expense / (benefit)	10	(3,084)	(2,901)	2,727	1,715
Profit / (loss) for the Period		6,810	(8,191)	(2,958)	6,807
Attributable to:
Equity holders of the parent		5,684	(9,792)	(3,010)	6,593
Non-controlling interest		1,126	1,601	52	214

Earnings per share attributable to the equity holders of the parent during the period:
Basic		0.047	(0.081)	(0.025)	0.054
Diluted		0.046	(0.081)	(0.025)	0.053

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Condensed Consolidated Interim Statements of Comprehensive Income
for the nine-month and three-month periods ended September 30, 2017 and 2016
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Nine-months ended September 30		Three-months ended September 30
	2017	2016	2017	2016

	(unaudited)

Profit / (loss) for the period	6,810	(8,191)	(2,958)	6,807
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	6,910	44,857	15,384	(2,969)
Cash flow hedge, net of tax (Note 2)	13,202	80,859	15,710	14,888
Other comprehensive earnings for the period	20,112	125,716	31,094	11,919
Total comprehensive earnings for the period	26,922	117,525	28,136	18,726

Attributable to:
Equity holders of the parent	26,380	117,091	28,346	18,650
Non-controlling interest	542	434	(210)	76

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Condensed Consolidated Interim Statements of Financial Position
as of September 30, 2017 and December 31, 2016
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		September 30,	December 31,
	Note	2017	2016
		(unaudited)
ASSETS
Non-Current Assets
Property, plant and equipment	11	847,443	802,608
Investment property	12	2,447	2,666
Intangible assets	13	17,658	17,252
Biological assets	14	9,117	8,516
Deferred income tax assets	10	42,911	38,586
Trade and other receivables	16	17,763	17,412
Other assets		768	566
Total Non-Current Assets		938,107	887,606
Current Assets
Biological assets	14	97,257	136,888
Inventories	17	173,678	111,754
Trade and other receivables	16	203,622	157,528
Derivative financial instruments	15	5,673	3,398
Other assets		36	24
Cash and cash equivalents	18	523,175	158,568
Total Current Assets		1,003,441	568,160
TOTAL ASSETS		1,941,548	1,455,766
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	19	183,573	183,573
Share premium	19	931,751	937,250
Cumulative translation adjustment		(519,870)	(527,364)
Equity-settled compensation		16,538	17,218
Cash flow hedge		(24,097)	(37,299)
Treasury shares		(2,759)	(1,859)
Reserve from the sale of non-controlling interests in subsidiaries		41,574	41,574
Retained earnings		56,682	50,998
Equity attributable to equity holders of the parent		683,392	664,091
Non-controlling interest		6,460	7,582
TOTAL SHAREHOLDERS EQUITY		689,852	671,673
LIABILITIES
Non-Current Liabilities
Trade and other payables	21	871	1,427
Borrowings	22	925,589	430,304
Deferred income tax liabilities	10	14,493	14,689
Payroll and social security liabilities	23	1,204	1,235
Derivatives financial instruments	15	-	662
Provisions for other liabilities		4,055	3,299
Total Non-Current Liabilities		946,212	451,616
Current Liabilities
Trade and other payables	21	75,065	92,158
Current income tax liabilities		11,553	1,387
Payroll and social security liabilities	23	34,324	26,844
Borrowings	22	183,288	205,092
Derivative financial instruments	15	795	6,406
Provisions for other liabilities		459	590
Total Current Liabilities		305,484	332,477
TOTAL LIABILITIES		1,251,696	784,093
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		1,941,548	1,455,766

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the nine-month periods ended September 30, 2017 and 2016 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 19)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Treasury shares	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity
Balance at January 1, 2016	183,573	937,674	(568,316)	16,631	(137,911)	(1,936)	41,574	48,795	520,084	7,335	527,419
Loss for the period	-	-	-	-	-	-	-	(9,792)	(9,792)	1,601	(8,191)
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	-	-	46,026	-	-	-	-	-	46,026	(1,169)	44,857
Cash flow hedge (*)	-	-	-	-	80,857	-	-	-	80,857	2	80,859
Other comprehensive income for the period	-	-	46,026	-	80,857	-	-	-	126,883	(1,167)	125,716
Total comprehensive income for the period	-	-	46,026	-	80,857	-	-	(9,792)	117,091	434	117,525

Employee share options (Note 20)
- Exercised	-	323	-	(102)	-	55	-	-	276	-	276
- Forfeited	-	-	-	(98)	-	-	-	98	-	-	-
Restricted shares (Note 20):
- Value of employee services	-	-	-	3,925	-	-	-	-	3,925	-	3,925
- Vested	-	3,225	-	(3,905)	-	680	-	-	-	-	-
-Purchase of own shares (Note 19)	-	(886)	-	-	-	(141)	-	-	(1,027)	-	(1,027)
Balance at September 30, 2016 (unaudited)	183,573	940,336	(522,290)	16,451	(57,054)	(1,342)	41,574	39,101	640,349	7,769	648,118

(*) Net of 41,930 of Income Tax.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the nine-month periods ended September 30, 2017 and 2016 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 19)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Treasury shares	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2017	183,573	937,250	(527,364)	17,218	(37,299)	(1,859)	41,574	50,998	664,091	7,582	671,673
Profit for the period	-	-	-	-	-	-	-	5,684	5,684	1,126	6,810
Other comprehensive loss:
- Items that may be reclassified subsequently to profit or loss:	-	-	7,494	-	-	-	-	-	7,494	(584)	6,910
Exchange differences on translating foreign operations
Cash flow hedge (*)	-	-	-	-	13,202	-	-	-	13,202	-	13,202
Other comprehensive income for the period	-	-	7,494	-	13,202	-	-	-	20,696	(584)	20,112
Total comprehensive income for the period	-	-	7,494	-	13,202	-	-	5,684	26,380	542	26,922

Employee share options (Note 20)
-Exercised	-	50	-	(21)	-	10	-	-	39	-	39
Restricted shares (Note 20):
- Value of employee services	-	-	-	4,224	-	-	-	-	4,224	-	4,224
- Vested	-	4,149	-	(4,883)	-	734	-	-	-	-	-
- Purchase of own shares	-	(9,698)	-	-	-	(1,644)	-	-	(11,342)	-	(11,342)
- Dividends	-	-	-	-	-	-	-	-	-	(1,664)	(1,664)
Balance at September 30, 2017 (unaudited)	183,573	931,751	(519,870)	16,538	(24,097)	(2,759)	41,574	56,682	683,392	6,460	689,852

(*) Net of 6,775 of Income Tax.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the nine-month periods ended September 30, 2017 and 2016
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	September 30, 2017	September 30, 2016
		(unaudited)
Cash flows from operating activities:
Profit / (Loss) for the period		6,810	(8,191)
Adjustments for:
Income tax expense	10	3,084	2,901
Depreciation	11	108,721	81,887
Amortization	13	665	482
Loss / (Gain) from disposal of other property items	8	529	(77)
Equity settled share-based compensation granted	7, 20	4,224	3,925
(Gain) / loss from derivative financial instruments	8, 9	(38,781)	38,540
Interest and other expense, net	9	33,737	30,996
Initial recognition and changes in fair value of non harvested biological assets (unrealized)		8,390	(36,464)
Changes in net realizable value of agricultural produce after harvest (unrealized)		(3,211)	840
Provision and allowances		673	100
Foreign exchange losses, net	9	18,510	15,184
Cash flow hedge – transfer from equity	9	10,689	52,186
Subtotal		154,040	182,309
Changes in operating assets and liabilities:
Increase in trade and other receivables		(48,530)	(77,361)
(Increase) / Decrease in inventories		(56,892)	46,936
Decrease / (Increase) in biological assets		24,560	(107,314)
(Increase) / Decrease in other assets		(207)	51
(Increase) / Decrease in derivative financial instruments		40,136	(27,411)
(Decrease) / increase in trade and other payables		(19,942)	11,986
Increase in payroll and social security liabilities		7,268	5,888
Increase in provisions for other liabilities		429	1,008
Net cash generated in operating activities before taxes paid		100,862	36,092
Income tax paid		(2,248)	(1,001)
Net cash generated from operating activities		98,614	35,091

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the nine-month periods ended September 30, 2017 and 2016 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	September 30, 2017	September 30, 2016
		(unaudited)
Cash flows from investing activities:
Purchases of property, plant and equipment	11	(142,223)	(92,930)
Purchases of cattle		(1,007)	-
Purchases of intangible assets	13	(1,390)	(1,017)
Interest received	9	8,446	6,723
Proceeds from sale of property, plant and equipment		1,859	1,550
Proceeds from disposal of subsidiaries		-	3,423
Net cash used in investing activities		(134,315)	(82,251)

Cash flows from financing activities:

Proceeds from equity settled share-based compensation exercise		39	276
Issuance of senior notes		496,151	-
Proceeds from long-term borrowings		230,391	111,580
Payments of long-term borrowings		(329,872)	(162,729)
Proceeds from short-term borrowings		92,728	207,446
Payment of short-term borrowings		(28,492)	(144,520)
Payment of derivatives financial instruments		(9,364)	(2,330)
Interest paid		(33,438)	(31,815)
Purchase of own shares		(11,342)	(1,028)
Dividends paid to non-controlling interest		(1,506)	-
Net cash generated from financing activities		405,295	(23,120)
Net decrease in cash and cash equivalents		369,594	(70,280)
Cash and cash equivalents at beginning of period	18	158,568	198,894
Effect of exchange rate changes on cash and cash equivalents	18	(4,987)	7,868
Cash and cash equivalents at end of period		523,175	136,482

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.	General information

Adecoagro S.A. (the "Company" or "Adecoagro") is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the "Group". These activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy and Land Transformation. Farming is further comprised of three reportable segments, which are described in detail in Note 3 to these condensed consolidated interim financial statements.

Adecoagro is a public company listed in the New York Stock Exchange as a foreign registered company under the symbol of AGRO.

These condensed consolidated interim financial statements have been approved for issue by the Board of Directors on November 10, 2017.

2.	Financial risk management

Risk management principles and processes

The Group continues to be exposed to several risks arising from financial instruments including price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. A thorough explanation of the Group´s risks and the Group´s approach to the identification, assessment and mitigation of risks is included in Note 2 to the annual financial statements. There have been no changes to the Group´s exposure and risk management principles and processes since December 31, 2016 and refers readers to the annual financial statements for information.

However, the Group considers that the following tables below provide useful information to understand the Group´s interim results for the nine month period ended September 30, 2017. These disclosures do not appear in any particular order of potential materiality or probability of occurrence.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

•	Exchange rate risk

The following tables show the Group’s net monetary position broken down by various currencies for each functional currency in which the Group operates at September 30, 2017. All amounts are shown in US dollars.

	September 30, 2017
	(unaudited)
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	3,304	-	-	-	3,304
Brazilian Reais	-	(150,010)	-	-	(150,010)
US Dollar	(126,768)	(170,428)	19,639	(121,676)	(399,233)
Uruguayan Peso	-	-	(454)	-	(454)
Total	(123,464)	(320,438)	19,185	(121,676)	(546,393)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the US dollar. The Group estimated that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies for the period ended September 30, 2017 would have increased the Group’s Profit Before Income Tax for the period. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the income statement. A portion of this effect would be recognized as other comprehensive income since a portion of the Company’s borrowings was used as cash flow hedge of the foreign exchange rate risk of a portion of its highly probable future sales in US dollars (see Hedge Accounting - Cash Flow Hedge below for details).

	September 30, 2017
	(unaudited)
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
US Dollar	(12,677)	(17,043)	1,964	-	(27,756)
(Decrease) or increase in Profit Before Income Tax	(12,677)	(17,043)	1,964	-	(27,756)

Hedge Accounting - Cash Flow Hedge

Effective July 1, 2013, the Group formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps.

The Group expects that the cash flows will occur and affect profit or loss between 2017 and 2020.

For the period ended September 30, 2017, a total amount before income tax of US$ 9,288 gain was recognized in other comprehensive income and an amount of US$ 10,689 loss was reclassified from equity to profit or loss within “Financial results, net”.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

•	Interest rate risk

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans (excluding finance leases) at September 30, 2017 (all amounts are shown in US dollars):

		September 30, 2017
		(unaudited)
		Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Fixed rate:
Argentine Peso	4,117	-	-	-	4,117
Brazilian Reais	-	116,753	-	-	116,753
US Dollar	81,513	35,345	26,526	496,929	640,313
Subtotal Fixed-rate borrowings	85,630	152,098	26,526	496,929	761,183
Variable rate:
Brazilian Reais	-	64,821	-	-	64,821
US Dollar	48,418	234,336	-	-	282,754
Subtotal Variable-rate borrowings	48,418	299,157	-	-	347,575
Total borrowings as per analysis	134,048	451,255	26,526	496,929	1,108,758
Finance leases	119	-	-	-	119
Total borrowings at September 30, 2017	134,167	451,255	26,526	496,929	1,108,877

At September 30, 2017, if interest rates on floating-rate borrowings had been 1% higher (or lower) with all other variables held constant, Profit Before Income Tax for the period would decrease as follows:

	September 30, 2017
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Total
Variable rate:
Brazilian Reais	-	(648)	(648)
US Dollar	(484)	(2,343)	(2,827)
Decrease in Profit Before Income Tax	(484)	(2,991)	(3,475)

•	Credit risk

As of September 30, 2017, seven banks accounted for more than 95% of the total cash deposited (J.P. Morgan, HSBC, Rabobank, Banco do Brasil, Banco Votoratim, Banco Itau, Banco Santander).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

•	Derivative financial instruments

The following table shows the outstanding positions for each type of derivative contract as of September 30, 2017:

▪	Futures / Options

	September 30, 2017
Type of	Quantities (thousands) (**)	Notional	Market	Profit / (Loss) (*)
derivative contract		amount	Value Asset/ (Liability)
			(unaudited)	(unaudited)
Futures:
Sale
Corn	96	17,484	1,690	(1,512)
Soybean	159	50,646	(173)	(66)
Wheat	(40)	(6,370)	249	(249)
Sugar	110,312	54,159	3,534	5,904
Options:
Buy call
Soybean	(2)	36	4	(32)
Total	110,525	115,955	5,304	4,045

(*) Included in line "Gain / (Loss) from commodity derivative financial instruments" Note 8.
(**) All quantities expressed in tons except otherwise indicated.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

▪	Other derivative financial instruments

As of September 30, 2017, the Group has floating-to-fixed interest rate swap, foreign currency fixed-to-floating interest rate swap and foreign currency floating-to fixed interest rate swap agreements, which were also outstanding as of December 31, 2016.

During the period ended September 30, 2016, the Group entered into several currency forward contracts with Brazilian banks in order to hedge the fluctuation of the Brazilian Reais against US Dollar for a total notional amount of US$ 52.5 million. Those contracts entered in 2016 had maturity dates ranging between March 2016 and April 2017. The outstanding contracts resulted in the recognition of a loss of US$ 6.7 million in 2017. No contract of this kind have been entered in 2017.

During the period ended on September 30, 2017 and 2016, the Group entered into several currency forward contracts in order to hedge the fluctuation of the US Dollar against Euro for a total notional amount of US$ 10.6 million. The currency forward contracts maturity date are between September 2017 and December 2017. The outstanding contracts resulted in the recognition of a loss of US$ 0.4 million.

Gain and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Segment information

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM evaluates the business based on the differences in the nature of its operations, products and services. The amount reported for each segment item is the measure reported to the CODM for these purposes.

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

•	The Group’s ‘Farming’ line of business is further comprised of three reportable segments:

▪
The Group’s ‘Crops’ Segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning, handling and drying services to third parties, and the purchase and sale of crops produced by third parties crops. Each underlying crop in the Crops segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group´s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

▪	The Group’s ‘Rice’ Segment consists of planting, harvesting, processing and marketing of rice;

▪	The Group’s ‘Dairy’ Segment consists of the production and sale of raw milk;

▪
The Group’s ‘All Other Segments’ column consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure and for which the Group's management does not consider them to be significance Coffee and Cattle.

•	The Group’s ‘Sugar, Ethanol and Energy’ Segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

•
The Group’s ‘Land Transformation’ Segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the interim financial statements.

Total segment assets and liabilities are measured in a manner consistent with that of the condensed consolidated interim financial statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset. The Group’s investment in the joint venture CHS S.A. is allocated to the ‘Crops’ segment.

The following table presents information with respect to the Group’s reportable segments. Certain other activities of a holding function nature not allocable to the segments are disclosed in the column ‘Corporate’.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Segment information (continued)

Segment analysis for the nine-month period ended September 30, 2017 (unaudited)

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All Other Segments	Farming subtotal
Sales of goods and services rendered	144,097	59,497	28,253	813	232,660	424,949	-	-	657,609
Cost of goods sold and services rendered	(143,355)	(50,133)	(27,921)	(324)	(221,733)	(320,466)	-	-	(542,199)
Initial recognition and changes in fair value of biological assets and agricultural produce	13,451	6,228	7,426	(244)	26,861	(2,635)	-	-	24,226
Changes in net realizable value of agricultural produce after harvest	8,036	-	-	-	8,036	-	-	-	8,036
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	22,229	15,592	7,758	245	45,824	101,848	-	-	147,672
General and administrative expenses	(2,168)	(3,384)	(742)	(130)	(6,424)	(21,850)	-	(16,209)	(44,483)
Selling expenses	(5,250)	(8,721)	(667)	(39)	(14,677)	(49,990)	-	(91)	(64,758)
Other operating income, net	7,201	623	530	(161)	8,193	31,236	-	(29)	39,400
Profit / (loss) from Operations Before Financing and Taxation	22,012	4,110	6,879	(85)	32,916	61,244	-	(16,329)	77,831

Depreciation and amortization	(1,040)	(2,797)	(737)	(89)	(4,663)	(104,723)	-	-	(109,386)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	3,695	3,610	508	(132)	7,681	(16,071)	-	-	(8,390)
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	9,756	2,618	6,918	(112)	19,180	13,436	-	-	32,616
Changes in net realizable value of agricultural produce after harvest (unrealized)	3,211	-	-	-	3,211	-	-	-	3,211
Changes in net realizable value of agricultural produce after harvest (realized)	4,825	-	-	-	4,825	-	-	-	4,825

Farmlands and farmland improvements, net	62,833	13,666	303	9,974	86,776	27,389	-	-	114,165
Machinery, equipment, building and facilities, and other fixed assets, net	20,715	15,317	6,800	385	43,217	417,655	-	-	460,872
Bearer plants, net	-	-	-	1,913	1,913	237,305	-	-	239,218
Work in progress	1,324	4,638	6,438	-	12,400	20,788	-	-	33,188
Investment property	-	-	-	2,447	2,447	-	-	-	2,447
Goodwill	3,471	1,595	-	1,165	6,231	6,893	-	-	13,124
Biological assets	15,412	10,757	7,413	3,927	37,509	68,865	-	-	106,374
Finished goods	40,657	11,687	-	-	52,344	70,468	-	-	122,812
Raw materials, Stocks held by third parties and others	11,459	21,354	2,590	31	35,434	15,432	-	-	50,866
Total segment assets	155,871	79,014	23,544	19,842	278,271	864,795	-	-	1,143,066
Borrowings	94,285	63,490	4,116	4,098	165,989	641,301	-	301,587	1,108,877
Total segment liabilities	94,285	63,490	4,116	4,098	165,989	641,301	-	301,587	1,108,877

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Segment information (continued)

Segment analysis for the nine-month period ended September 30, 2016 (unaudited)

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All Other Segments	Farming subtotal
Sales of goods and services rendered	109,648	80,889	21,413	777	212,727	324,420	-	-	537,147
Cost of goods sold and services rendered	(109,268)	(69,792)	(21,298)	(142)	(200,500)	(228,365)	-	-	(428,865)
Initial recognition and changes in fair value of biological assets and agricultural produce	42,852	10,047	3,707	128	56,734	52,190	-	-	108,924
Changes in net realizable value of agricultural produce after harvest	(6,206)	-	-	-	(6,206)	-	-	-	(6,206)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	37,026	21,144	3,822	763	62,755	148,245	-	-	211,000
General and administrative expenses	(1,934)	(2,283)	(740)	(195)	(5,152)	(15,169)	-	(15,883)	(36,204)
Selling expenses	(4,421)	(9,238)	(476)	(46)	(14,181)	(35,803)	-	(31)	(50,015)
Other operating (loss)/income, net	(8,796)	314	468	8,137	123	(22,877)	-	(199)	(22,953)
Profit / (loss) from Operations Before Financing and Taxation	21,875	9,937	3,074	8,659	43,545	74,396	-	(16,113)	101,828

Depreciation and amortization	(1,029)	(1,880)	(723)	(156)	(3,788)	(78,581)	-	-	(82,369)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	9,886	4,017	1,001	128	15,032	21,432	-	-	36,464
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	32,966	6,030	2,706	-	41,702	30,758	-	-	72,460
Changes in net realizable value of agricultural produce after harvest (unrealized)	(840)	-	-	-	(840)	-	-	-	(840)
Changes in net realizable value of agricultural produce after harvest (realized)	(5,366)	-	-	-	(5,366)	-	-	-	(5,366)
As of December 31, 2016:
Farmlands and farmland improvements, net	68,224	18,868	168	5,504	92,764	26,734	-	-	119,498
Machinery, equipment, building and facilities, and other fixed assets, net	3,892	14,949	7,449	467	26,757	418,543	-	-	445,300
Bearer plants, net	-	-	-	1,860	1,860	214,309	-	-	216,169
Work in progress	1,100	3,274	2,727	-	7,101	14,540	-	-	21,641
Investment property	-	-	-	2,666	2,666	-	-	-	2,666
Goodwill	3,782	1,737	-	1,186	6,705	6,700	-	-	13,405
Biological assets	28,189	25,575	6,827	2,433	63,024	82,380	-	-	145,404
Finished goods	13,415	5,474	-	-	18,889	49,302	-	-	68,191
Raw materials, Stocks held by third parties and others	16,147	6,628	2,060	-	24,835	18,728	-	-	43,563
Total segment assets	134,749	76,505	19,231	14,116	244,601	831,236	-	-	1,075,837
Borrowings	43,878	47,156	616	10,449	102,099	533,297	-	-	635,396
Total segment liabilities	43,878	47,156	616	10,449	102,099	533,297	-	-	635,396

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.	Sales

	September 30, 2017	September 30, 2016
	(unaudited)
Sales of manufactured products and services rendered:
Ethanol (*)	146,418	107,834
Sugar (*)	232,442	186,575
Soybean oil and meal	5,123	-
Rice (*)	57,927	78,811
Energy	46,088	29,791
Powder milk (*)	2,660	1,575
Operating leases	527	799
Services	1,106	1,254
Others (*)	3,997	1,165
	496,288	407,804
Sales of agricultural produce and biological assets:
Soybean (*)	61,854	56,108
Cattle for dairy production	2,185	2,212
Corn (*)	55,081	35,609
Pop Corn	215	-
Cotton	310	1,275
Milk	23,166	17,234
Wheat (*)	9,385	6,910
Sunflower (*)	2,932	6,364
Peanut	3,400	-
Barley	1,693	723
Seeds	458	273
Others (*)	642	2,635
	161,321	129,343
Total sales	657,609	537,147

(*) Includes sales of soybean, corn, rice, powder milk, sugar, wheat, sunflower and others produced by third parties for an amount of US$ 19,376, US$ 28,812 million; US$ 3,044 million; US$ 2,660 million; US$ 62,562 million; US$ 4,700 million; US$ 174 million and US$ 54 million respectively.

Commitments to sell commodities at a future date

The Group entered into contracts to sell non-financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non-financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The notional amount of these contracts is US$ 55.6 million as of September 30, 2017 (September 30, 2016: US$ 115.5 million) comprised primarily of 87.266 tons of sugar (US$ 30.9 million), 45.634 m³ of ethanol (US$ 11.1 million), 165.773 mhw of energy (U$S 10.8 million), 18.176 tons of soybean (U$S 2.8 million) which expire between October 2017 and December 2017.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Cost of goods sold and services rendered
As of September 30, 2017:

	September 30, 2017
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2017 (Note 17)	13,117	5,473	-	-	49,601	68,191
Cost of production of manufactured products (Note 6)	3,424	52,718	-	172	287,834	344,148
Purchases	61,815	4,277	2,570	-	69,084	137,746
Agricultural produce	91,508	-	25,351	152	-	117,011
Transfer to raw material	(5,763)	-	-	-	-	(5,763)
Direct agricultural selling expenses	14,916	-	-	-	-	14,916
Tax recoveries (i)	-	-	-	-	(17,733)	(17,733)
Changes in net realizable value of agricultural produce after harvest	8,036	-	-	-	-	8,036
Finished goods as of September 30, 2017 (Note 17)	(40,657)	(11,687)	-	-	(70,468)	(122,812)
Exchange differences	(3,041)	(648)	-	-	2,148	(1,541)
Cost of goods sold and services rendered, and direct agricultural selling expenses year	143,355	50,133	27,921	324	320,466	542,199
(i): Correspond to the presumed credit of ICMS over the sale values.

As of September 30, 2016:

	September 30, 2016
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2016	16,034	6,904	55	-	24,631	47,624
Cost of production of manufactured products (Note 6)	419	47,701	204	142	241,360	289,826
Purchases	17,332	20,655	1,803	-	57,695	97,485
Agricultural produce	97,082	-	19,445	-	-	116,527
Transfer to raw material	(4,522)	-	-	-	-	(4,522)
Direct agricultural selling expenses	14,757	-	-	-	-	14,757
Tax recoveries (i)	-	-	-	-	(10,969)	(10,969)
Changes in net realizable value of agricultural produce after harvest	(6,206)	-	-	-	-	(6,206)
Finished goods as of September 30, 2016	(22,560)	(4,218)	(189)	-	(88,288)	(115,255)
Exchange differences	(3,068)	(1,250)	(20)	-	3,936	(402)
Cost of goods sold and services rendered, and direct agricultural selling expenses year	109,268	69,792	21,298	142	228,365	428,865
(i): Correspond to the presumed credit of ICMS over the sale values.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Expenses by nature

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

Expenses by nature for the year ended September 30, 2017:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	-	5,551	-	165	38,979	44,695	27,083	4,992	76,770
Raw materials and consumables	605	2,627	-	-	6,480	9,712	-	-	9,712
Depreciation and amortization	-	600	-	7	88,514	89,121	4,439	548	94,108
Fuel, lubricants and others	-	80	-	-	19,567	19,647	350	204	20,201
Maintenance and repairs	-	1,038	-	-	12,713	13,751	815	388	14,954
Freights	-	4,881	-	-	373	5,254	-	23,474	28,728
Export taxes / selling taxes	-	-	-	-	-	-	-	22,948	22,948
Export expenses	-	-	-	-	-	-	-	2,211	2,211
Contractors and services	623	-	-	-	4,836	5,459	-	-	5,459
Energy transmission	-	-	-	-	-	-	-	2,415	2,415
Energy power	-	1,083	-	-	110	1,193	133	42	1,368
Professional fees	-	32	-	-	279	311	5,541	1,245	7,097
Other taxes	-	59	-	-	1,415	1,474	792	4	2,270
Contingencies	-	-	-	-	-	-	1,833	-	1,833
Lease expense and similar arrangements	-	181	-	-	-	181	1,042	42	1,265
Third parties raw materials	-	6,167	-	-	26,295	32,462	-	-	32,462
Tax recoveries	-	-	-	-	6	6	-	-	6
Others	5	585	-	-	4,307	4,897	2,455	6,245	13,597
Subtotal	1,233	22,884	-	172	203,874	228,163	44,483	64,758	337,404
Own agricultural produce consumed	2,191	29,834	-	-	83,960	115,985	-	-	115,985
Total	3,424	52,718	-	172	287,834	344,148	44,483	64,758	453,389

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Expenses by nature (continued)

Expenses by nature for the year ended September 30, 2016:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	-	4,263	-	118	38,515	42,896	21,199	3,843	67,938
Raw materials and consumables	419	2,313	3	-	4,834	7,569	-	-	7,569
Depreciation and amortization	-	652	-	24	65,062	65,738	3,443	518	69,699
Fuel, lubricants and others	-	67	-	-	18,359	18,426	296	93	18,815
Maintenance and repairs	-	894	-	-	14,853	15,747	672	291	16,710
Freights	-	3,904	12	-	218	4,134	-	17,987	22,121
Export taxes / selling taxes	-	-	-	-	-	-	-	16,076	16,076
Export expenses	-	-	-	-	-	-	-	3,088	3,088
Contractors and services	-	-	28	-	2,851	2,879	-	-	2,879
Energy transmission	-	-	-	-	-	-	-	2,092	2,092
Veterinary expenses	-	751	-	-	815	1,566	109	39	1,714
Professional fees	-	71	-	-	298	369	4,614	844	5,827
Other taxes	-	44	-	-	1,459	1,503	596	-	2,099
Contingencies	-	-	-	-	-	-	1,979	-	1,979
Lease expense and similar arrangements	-	91	-	-	-	91	884	39	1,014
Third parties raw materials	-	2,045	-	-	16,799	18,844	-	-	18,844
Tax recoveries	-	-	-	-	(7,611)	(7,611)	-	-	(7,611)
Others	-	605	161	-	2,235	3,001	2,412	5,105	10,518
Subtotal	419	15,700	204	142	158,687	175,152	36,204	50,015	261,371
Own agricultural produce consumed	-	32,001	-	-	82,673	114,674	-	-	114,674
Total	419	47,701	204	142	241,360	289,826	36,204	50,015	376,045

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

7.	Salaries and social security expenses

	September 30, 2017	September 30, 2016
	(unaudited)
Wages and salaries	99,454	84,533
Social security costs	24,618	20,283
Equity-settled share-based compensation	4,224	3,925
	128,296	108,741
Number of employees	7,918	8,364

8.	Other operating income / (loss), net

	September 30, 2017	September 30, 2016
	(unaudited)
Gain/(Loss) from commodity derivative financial instruments	40,833	(31,701)
(Loss)/Gain from disposal of other property items	(529)	77
Losses related to energy business	(3,247)	-
Settlement agreement (Note 25)	-	8,131
Others	2,343	540
	39,400	(22,953)

9.Financial results, net

	September 30, 2017	September 30, 2016
	(unaudited)
Finance income:
- Interest income	8,446	6,723
- Other income	296	252
Finance income	8,742	6,975

Finance costs:
- Interest expense	(39,953)	(35,428)
- Cash flow hedge – transfer from equity	(10,689)	(52,186)
- Foreign exchange losses, net	(18,510)	(15,184)
- Taxes	(2,276)	(1,913)
- Loss from interest rate/foreign exchange rate derivative financial	(2,052)	(6,839)
- Other expenses	(3,199)	(2,543)
Finance costs	(76,679)	(114,093)
Total financial results, net	(67,937)	(107,118)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Taxation

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	September 30, 2017	September 30, 2016
	(unaudited)
Current income tax	(13,307)	(5,783)
Deferred income tax	10,223	2,882
Income tax expense	(3,084)	(2,901)

There has been no change in the statutory tax rates in the countries where the Group operates since December 31, 2016.

The gross movement on the deferred income tax account is as follows:

	September 30, 2017	September 30, 2016
	(unaudited)
Beginning of period asset	23,897	53,108
Exchange differences	1,073	10,548
Tax charge relating to cash flow hedge (i)	(6,775)	(41,903)
Income tax expense	10,223	2,882
End of period asset	28,418	24,635

(i)
Relates to the gain or loss before income tax of cash flow hedge recognized in other comprehensive income net of the amount reclassified from equity to profit and loss amounting to U$S 10,689 loss for the nine-month period ended September 30, 2017.

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	September 30, 2017	September 30, 2016
	(unaudited)
Tax calculated at the tax rates applicable to profits in the respective countries	(3,071)	1,511
Non-deductible items	(1,203)	(2,432)
Non-taxable items	1,449	-
Non-deductible items – Change in estimates or previous year	-	(1,180)
Tax losses where no deferred tax asset was recognized	-	(112)
Others	(259)	(688)
Income tax expense	(3,084)	(2,901)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.	Property, plant and equipment

Changes in the Group’s property, plant and equipment in the nine-month periods ended September 30, 2017 and 2016 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and Fittings	Bearer plants	Others	Work in progress	Total
Nine-month period ended September 30, 2016
Opening net book amount.	114,527	5,141	167,468	226,049	156,671	3,920	23,113	696,889
Exchange differences	(3,347)	(725)	27,813	47,426	33,995	188	(392)	104,958
Additions	-	-	5,857	26,683	50,952	1,245	12,905	97,642
Transfers	-	3,866	4,154	6,016	-	-	(14,036)	-
Disposals	-	-	(7)	(2,029)	-	(78)	-	(2,114)
Reclassification to non-income tax credits (*)	-	-	(966)	(226)	-	-	(39)	(1,231)
Reclassification from investment property (Note 12)	1,335	-	-	-	-	-	-	1,335
Depreciation (Note 6)	-	(1,006)	(11,101)	(42,341)	(26,349)	(1,090)	-	(81,887)
Closing net book amount	112,515	7,276	193,218	261,578	215,269	4,185	21,551	815,592
At September 30, 2016 (unaudited)
Cost	112,515	18,030	304,324	625,907	420,624	14,899	21,551	1,517,850
Accumulated depreciation	-	(10,754)	(111,106)	(364,329)	(205,355)	(10,714)	-	(702,258)
Net book amount	112,515	7,276	193,218	261,578	215,269	4,185	21,551	815,592
Nine-month period ended September 30, 2017
Opening net book amount	109,858	9,640	190,055	251,310	216,169	3,935	21,641	802,608
Exchange differences	(3,720)	(708)	3,832	6,030	6,168	(136)	(920)	10,546
Additions	-	-	9,076	50,554	61,608	1,753	23,959	146,950
Transfers	-	612	3,184	7,591	-	12	(11,399)	-
Disposals	-	-	(120)	(2,860)	-	(29)	-	(3,009)
Reclassification to non-income tax credits (*)	-	-	(165)	(673)	-	-	(93)	(931)
Depreciation (Note 6)	-	(1,517)	(12,328)	(48,910)	(44,727)	(1,239)	-	(108,721)
Closing net book amount	106,138	8,027	193,534	263,042	239,218	4,296	33,188	847,443
At September 30, 2017 (unaudited)
Cost	106,138	20,298	316,968	676,281	489,300	16,249	33,188	1,658,422
Accumulated depreciation	-	(12,271)	(123,434)	(413,239)	(250,082)	(11,953)	-	(810,979)
Net book amount	106,138	8,027	193,534	263,042	239,218	4,296	33,188	847,443

(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of September 30, 2017, ICMS tax credits were reclassified to trade and other receivables.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.	Property, plant and equipment (continued)

Depreciation charges are included in “Cost of production of Biological Assets”, “Cost of production of manufactures products”, “General and administrative expenses”, “Selling expenses” and capitalized in “Property, plant and equipment” for the period ended September 30, 2017 and 2016, respectively.

As of September 30, 2017, borrowing costs of US$ 2,294 (September 30, 2016: US$ 1,334) were capitalized as components of the cost of acquisition or construction of qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 587,087 as of September 30, 2017.

As of September 30, 2017 included within property, plant and equipment balances are US$ 249 related to the net book value of assets under finance leases.

12.	Investment property

Changes in the Group’s investment property in the nine-month periods ended September 30, 2017 and 2016 were as follows:

	September 30, 2017	September 30, 2016
	(unaudited)
Beginning of the period	2,666	4,796
Reclassification to Property, plant and equipment	-	(1,335)
Exchange differences	(219)	(694)
End of the period	2,447	2,767
Cost	2,447	2,767
Net book amount	2,447	2,767

The following amounts have been recognized in the statement of income in the line “Sales of manufactured products and services rendered”:

	September 30, 2017	September 30, 2016
	(unaudited)
Rental income	511	777

As of September 30, 2017, the fair value (level 3) of investment property was US$ 42 million.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.	Intangible assets

Changes in the Group’s intangible assets in the nine-month periods ended September 30, 2017 and 2016 were as follows:

	Goodwill	Software	Others	Total
Nine-month period ended September 30, 2016
Opening net book amount	13,510	2,200	951	16,661
Exchange differences	151	229	(4)	376
Additions	-	987	30	1,017
Amortization charge (i) (Note 6)	-	(450)	(32)	(482)
Closing net book amount	13,661	2,966	945	17,572
At September 30, 2016 (unaudited)
Cost	13,661	5,260	2,662	21,583
Accumulated amortization	-	(2,294)	(1,717)	(4,011)
Net book amount	13,661	2,966	945	17,572

Nine-month period ended September 30, 2017
Opening net book amount	13,405	2,901	946	17,252
Exchange differences	(281)	(35)	(3)	(319)
Additions	-	1,361	29	1,390
Amortization charge (i) (Note 6)	-	(633)	(32)	(665)
Closing net book amount	13,124	3,594	940	17,658
At September 30, 2017 (unaudited)
Cost	13,124	6,733	2,697	22,554
Accumulated amortization	-	(3,139)	(1,757)	(4,896)
Net book amount	13,124	3,594	940	17,658

(i)Amortization charges are included in “General and administrative expenses” and “Selling expenses” for the period ended September 30, 2017 and 2016, respectively.

The Group tests annually whether goodwill has suffered any impairment. The last impairment test of goodwill was performed as of September 30, 2017 (see Note 28).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.	Biological assets

Changes in the Group’s biological assets in the nine-month periods ended September 30, 2017 and 2016 were as follows:

	September 30, 2017
	Crops (i)	Rice (i)	Dairy	All other segments	Sugarcane (i)	Total
Beginning of the year	28,189	25,575	6,827	2,433	82,380	145,404
Increase due to purchases	-	-	-	1,007	-	1,007
Initial recognition and changes in fair value of biological assets	13,451	6,228	7,426	(244)	(2,635)	24,226
Decrease due to harvest / disposals	(91,508)	(43,696)	(2,187)	(152)	(87,142)	(224,685)
Decrease due to sales of agricultural produce	-	-	(23,164)	-	-	(23,164)
Costs incurred during the year	66,309	22,575	19,156	1,212	74,102	183,354
Exchange differences	(1,029)	75	(645)	(329)	2,160	232
End of the period year	15,412	10,757	7,413	3,927	68,865	106,374

	September 30, 2016
	Crops (i)	Rice (i)	Dairy	All other segments	Sugarcane (i)	Total
Beginning of the year	22,536	23,131	6,786	288	59,077	111,818
Increase due to purchases	-	-	-	1,713	-	1,713
Initial recognition and changes in fair value of biological assets	42,852	10,047	3,707	128	52,190	108,924
Decrease due to harvest / disposals	(97,082)	(38,516)	(2,211)	-	(85,190)	(222,999)
Decrease due to sales of agricultural produce	-	-	(17,234)	-	-	(17,234)
Costs incurred during the year	44,715	20,510	17,209	503	65,974	148,911
Exchange differences	(1,627)	(2,721)	(1,077)	(150)	14,207	8,632
End of the period year	11,394	12,451	7,180	2,482	106,258	139,765

(i)	Biological assets that are measured at fair value within level 3 of the hierarchy.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.	Biological assets (continued)

Cost of production as of September 30, 2017:

	September 30, 2017
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	2,692	5,355	3,433	247	8,495	20,222
Depreciation and amortization	297	-	-	-	3,850	4,147
Fertilizers, agrochemicals and seeds	23,312	1,791	13	-	21,644	46,760
Fuel, lubricants and others	708	480	564	43	2,272	4,067
Maintenance and repairs	1,254	1,708	1,340	148	1,511	5,961
Freights	171	453	75	50	-	749
Contractors and services	20,025	10,192	-	19	2,976	33,212
Feeding expenses	-	-	7,137	119	-	7,256
Veterinary expenses	-	-	1,324	113	-	1,437
Energy power	92	960	552	-	-	1,604
Professional fees	129	77	154	18	59	437
Other taxes	1,426	112	7	101	72	1,718
Lease expense and similar arrangements	12,671	115	-	-	32,409	45,195
Others	3,532	1,332	339	275	814	6,292
Subtotal	66,309	22,575	14,938	1,133	74,102	179,057
Own agricultural produce consumed	-	-	4,218	79	-	4,297
Total	66,309	22,575	19,156	1,212	74,102	183,354

Cost of production as of September 30, 2016:

	September 30, 2016
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	2,819	4,143	2,710	137	9,202	19,011
Depreciation and amortization	293	-	-	-	4,082	4,375
Fertilizers, agrochemicals and seeds	11,884	1,067	91	-	17,042	30,084
Fuel, lubricants and others	882	582	577	11	2,377	4,429
Maintenance and repairs	602	2,183	1,340	56	1,786	5,967
Freights	1,105	435	90	8	-	1,638
Contractors and services	15,107	9,919	-	-	1,985	27,011
Feeding expenses	-	-	6,221	5	-	6,226
Veterinary expenses	-	-	1,271	30	-	1,301
Energy power	90	444	397	1	-	932
Professional fees	112	63	107	-	129	411
Other taxes	1,136	98	6	74	90	1,404
Lease expense and similar arrangements	7,219	239	5	-	28,334	35,797
Others	3,466	1,337	564	181	947	6,495
Subtotal	44,715	20,510	13,379	503	65,974	145,081
Own agricultural produce consumed	-	-	3,830	-	-	3,830
Total	44,715	20,510	17,209	503	65,974	148,911

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.	Biological assets (continued)

Biological assets as of September 30, 2017 and December 31, 2016 were as follows:

	September 30, 2017	December 31, 2016
	(unaudited)
Non-current
Cattle for dairy production	7,003	6,584
Breeding cattle	1,742	1,533
Other cattle	372	399
	9,117	8,516
Current
Breeding cattle	1,842	501
Other cattle	410	243
Sown land – crops	15,383	28,189
Sown land – rice	10,757	25,575
Sown land – sugarcane	68,865	82,380
	97,257	136,888
Total biological assets	106,374	145,404

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.	Financial instruments

As of September 30, 2017, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise crop futures and options traded on the stock market. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

Derivatives not traded on the stock market allocated to Level 2 are valued using models based on observable market data. For this, the Group uses inputs directly or indirectly observable in the market, other than quoted prices. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest-rate swaps and foreign-currency interest-rate swaps.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group does not have financial instruments allocated to this level for any of the periods presented.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of September 30, 2017 and their allocation to the fair value hierarchy:

	2017
	Level 1	Level 2	Total

Assets
Derivative financial instruments	5,657	16	5,673
Total assets	5,657	16	5,673
Liabilities
Derivative financial instruments	(353)	(442)	(795)
Total liabilities	(353)	(442)	(795)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.	Financial instruments (continued)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	Total

Futures	Quoted price	-	-	1	5,300

Options	Quoted price	-	-	1	4

Foreign-currency interest-rate swaps	Theoretical price	Swap curve	Present value method	2	(426)
					4,878

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.	Trade and other receivables, net

	September 30, 2017	December 31, 2016
	(unaudited)
Non current
Trade receivables	1,586	1,802
Trade receivables – net	1,586	1,802
Advances to suppliers	2,354	1,930
Income tax credits	7,327	7,472
Non-income tax credits (i)	1,710	1,853
Judicial deposits	3,500	3,280
Other receivables	1,286	1,075
Non current portion	17,763	17,412
Current
Trade receivables	79,582	61,546
Receivables from related parties (Note 26)	11,076	8,114
Less: Allowance for trade receivables	(1,030)	(643)
Trade receivables – net	89,628	69,017
Prepaid expenses	9,790	8,302
Advance to suppliers	42,812	21,451
Income tax credits	7,024	7,116
Non-income tax credits (i)	46,372	43,572
Cash collateral	7	3,546
Receivables from related parties (Note 26)	810	172
Other receivables	7,179	4,352
Subtotal	113,994	88,511
Current portion	203,622	157,528
Total trade and other receivables, net	221,385	174,940

(i) Includes US$ 931 for the nine-month period ended September 30, 2017 reclassified from property, plant and equipment (for the year ended December 31, 2016: US$ 1,499).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.	Trade and other receivables, net (continued)

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	September 30, 2017	December 31, 2016
	(unaudited)
Currency
US Dollar	91,042	54,012
Argentine Peso	27,862	45,641
Uruguayan Peso	598	762
Brazilian Reais	101,883	74,525
	221,385	174,940

As of September 30, 2017 trade receivables of US$ 24,737 (December 31, 2016: US$ 14,641) were past due but not impaired. The ageing analysis of these receivables indicates that US$ 552 and US$ 5,264 are over 6 months in September 30, 2017 and December 31, 2016, respectively.

The creation and release of allowance for trade receivables have been included in ‘Selling expenses’ in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

17.	Inventories

	September 30, 2017	December 31, 2016
	(unaudited)
Raw materials	50,734	42,108
Finished goods	122,812	68,191
Stocks held by third parties	-	1,308
Others	132	147
	173,678	111,754

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Cash and cash equivalents

	September 30, 2017	December 31, 2016
	(unaudited)
Cash at bank and on hand	468,305	130,001
Short-term bank deposits	54,870	28,567
	523,175	158,568

19.	Shareholder´s Contributions

	Number of shares (thousands)	Share capital and share premium
At January 1, 2016	122,382	1,121,247
Employee share options exercised (Note 20)	-	323
Restricted share vested	-	3,225
Purchase of own shares	-	(886)
At September 30, 2016	122,382	1,123,909

At January 1, 2017	122,382	1,120,823
Employee share options exercised (Note 20)	-	50
Restricted share vested	-	4,149
Purchase of own shares	-	(9,698)
At September 30, 2017	122,382	1,115,324

Share Repurchase Program

On September 24, 2013, the Board of Directors of the Company authorized a share repurchase program for up to 5% of its outstanding shares. The repurchase program has been renewed by the Board of Directors after each 12-month period. On August 11, 2017, the Board of Directors approved the extension of the program for an additional twelve-month period ending on September 23, 2018.

Repurchases of shares under the program may be made from time to time (i) in open market transactions in compliance with the trading conditions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and applicable rules and regulations; and (ii) through privately negotiated transactions. The share repurchase program does not require Adecoagro to acquire any specific number or amount of shares and may be modified, suspended, reinstated or terminated at any time in the Company’s discretion and without prior notice. The size and the timing of repurchases will depend upon market conditions, applicable legal requirements and other factors.

As of September 30, 2017, the Company repurchased an aggregate of 3,936,805 shares under the program, of which 2,101,717 have been utilized to cover the exercise of the Company’s employee stock option plan and restricted stock units plan.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.	Equity-settled share-based payments

The Group has set a “2004 Incentive Option Plan” and a “2007/2008 Equity Incentive Plan” (collectively referred to as “Option Schemes”) under which the Group grants equity-settled options to senior managers and selected employees of the Group´s subsidiaries. Additionally, in 2010 the Group has set a “Adecoagro Restricted Share and Restricted Stock Unit Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted shares, or restricted stock units to senior and medium management and key employees of the Group’s subsidiaries.

(a)	Option Schemes

No expense was accrued for both periods under the Options Schemes.

As of September 30, 2017, 6.865 options (September 30, 2016: 36.768) were exercised, and nil (September 30, 2016: 40.100) were forfeited.

(b)	Restricted Share and Restricted Stock Unit Plan

As of September 30, 2017, the Group recognized compensation expense US$ 4.2 million related to the restricted shares granted under the Restricted Share Plan (September 30, 2016: US$ 3.9 million). For the nine-month period ended September 30, 2017, 484,098 Restricted Stock Units were granted, (September 30, 2016: 464,139), 489,415 vested, (September 30, 2016: 453,001), and 11,150 were forfeited (September 30, 2016: 21,113).

21.	Trade and other payables

	September 30, 2017	December 31, 2016
	(unaudited)
Non-current
Payable from acquisition of property, plant and equipment (i)	521	1,042
Other payables	350	385
	871	1,427
Current
Trade payables	63,830	77,325
Advances from customers	6,488	7,758
Amounts due to related parties (Note 26)	316	1,152
Taxes payable	3,384	4,685
Other payables	1,047	1,238
	75,065	92,158
Total trade and other payables	75,936	93,585

(i)	These trades payable are mainly collateralized by property, plant and equipment.

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amount, as the impact of discounting is not significant.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22.	Borrowings

	September 30, 2017	December 31, 2016
	(unaudited)
Non-current
Senior Notes (*)	496,179	-
Bank borrowings (*)	429,342	430,202
Obligations under finance leases	68	102
	925,589	430,304
Current
Senior Notes (*)	750	-
Bank overdrafts	3,714	90
Bank borrowings (*)	178,773	204,923
Obligations under finance leases	51	79
	183,288	205,092
Total borrowings	1,108,877	635,396

(*) The Group was in compliance with the related covenants under the respective loan agreements.

As of September 30, 2017, total bank borrowings include collateralized liabilities of US$ 451,204 (December 31, 2016: US$ 525,663). These loans are mainly collateralized by property, plant and equipment sugarcane plantations, sugar export contracts and shares of certain subsidiaries of the Group.

Notes 2027

On September 21, 2017, the Company issued senior notes (the “Notes”) for US$ 500 million, at an annual nominal rate of 6%. The Notes will mature on September 21, 2027. Interest on the Notes are payable semi-annually in arrears on March 21 and September 21 of each year, beginning on March 21, 2018. The total proceeds nets of expenses was US$ 496.5 million.

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our current and future subsidiaries. As of the Issue Date, Adeco Agropecuaria S.A., Adecoagro Brasil Participações S.A., Adecoagro Vale do Ivinhema S.A., Pilagá S.A. and Usina Monte Alegre Ltda. are the only Subsidiary Guarantors.

The Notes contain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22.	Borrowings (continued)

The maturity of the Group's borrowings (excluding obligations under finance leases) and the Group's exposure to fixed and variable interest rates is as follows:

	September 30, 2017	December 31, 2016
	(unaudited)
Fixed rate:
Less than 1 year	146,316	67,682
Between 1 and 2 years	43,863	43,630
Between 2 and 3 years	25,258	40,047
Between 3 and 4 years	22,434	21,857
Between 4 and 5 years	21,751	21,116
More than 5 years	501,561	20,239
	761,183	214,571
Variable rate:
Less than 1 year	36,921	137,331
Between 1 and 2 years	103,514	150,517
Between 2 and 3 years	95,303	81,947
Between 3 and 4 years	86,111	18,457
Between 4 and 5 years	20,969	18,309
More than 5 years	4,757	14,083
	347,575	420,644
	1,108,758	635,215

The carrying amounts of the Group’s borrowings are denominated in the following currencies (expressed in US dollars):

	September 30, 2017	December 31, 2016
	(unaudited)
Currency
US Dollar	923,067	437,307
Brazilian Reais	181,574	196,903
Argentine Peso	4,236	1,186
	1,108,877	635,396

The carrying amount of short-term borrowings is approximate its fair value due to the short-term maturity. Long term borrowings subject to variable rate approximate their fair value. The fair value of long-term subject to fix rate do not significant differ from their fair value.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.	Payroll and social security liabilities

	September 30, 2017	December 31, 2016
	(unaudited)
Non-current
Social security payable	1,204	1,235
	1,204	1,235
Current
Salaries payable	13,804	7,351
Social security payable	3,164	3,063
Provision for vacations	12,927	12,109
Provision for bonuses	4,429	4,321
	34,324	26,844
Total payroll and social security liabilities	35,528	28,079

24.	Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates, In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity. There have been no material changes to claimed amounts and current proceedings since December 31, 2016.

25.	Disclosure of leases and similar arrangements

The Group as lessor - Operating leases

On September 2013, Marfrig Argentina S.A. (“Marfrig Argentina”), the argentine subsidiary of the Brazilian company Marfrig Alimentos S.A. (“Marfrig Alimentos"), unilaterally early terminated the lease agreements for grazing land entered into with the Group on December 2009. The termination of the lease agreements was effective in the fourth quarter of 2013, and on April 2014, the Group filed an arbitration proceeding against Marfrig Argentina and Marfrig Alimentos claiming unpaid invoices for US$ 0.5 million and indemnification for early termination. On September 2016, the Parties settled the arbitration proceedings in the amount of US$ 9 million to be paid in two installments.

This settlement, net of the unpaid invoices and other expenses resulted in an income of US$ 8.1 million reflected in the line item Other operating income.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.	Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Income / (loss) included in the statement of income		Balance receivable / (payable)
			September 30, 2017	September 30, 2016	September 30, 2017	December 31, 2016

			(unaudited)	(unaudited)	(unaudited)
Mario Jorge de Lemos Vieira/ Cia Agropecuaria Monte Alegre/ Alfenas Agricola Ltda/ Marcelo Weyland Barbosa Vieira/ Paulo Albert Weyland Vieira	(i)	Receivables (Note 16)	-	-	810	172
		Payables (Note 21)	-	-	(183)	(701)
CHS Agro	Joint venture	Services	69	370	-	-
		Sales of good	2,471	-	-	-
		Payables (Note 21)	-	-	(133)	(451)
		Interest income	245	69	-	-
		Receivables (Note 16)	-	-	11,076	8,114
Directors and senior management	Employment	Compensation selected employees	(6,145)	(5,994)	(16,675)	(17,355)

(i) Shareholder of the Company.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.	Basis of preparation and presentation

The information presented in the accompanying condensed consolidated interim financial statements (“interim financial statements”) as of September 30, 2017 and for the nine-month periods ended September 30, 2017 and 2016 is unaudited and in the opinion of management reflect all adjustments necessary to present fairly the financial position of the Group as of September 30, 2017, results of operations and cash flows for the nine-month periods ended September 30, 2017 and 2016. All such adjustments are of a normal recurring nature. In preparing these accompanying interim financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results.

These interim financial statements have been prepared in accordance with IAS 34, ‘Interim financial reporting’ and they should be read in conjunction with the annual financial statements for the year ended December 31, 2016, which have been prepared in accordance with IFRSs.

In order to facilitate the understanding of our Consolidated Financial Statements, we have changed the format of the presentation of our income statement. During the fourth quarter of 2016, we aggregate our sales in a single line item titled “Sales of goods and services rendered”. Likewise, the corresponding cost has also been aggregated and presented as a single line item titled “Cost of goods sold and services rendered”. The breakdown of sales is now included in Note 4 to the Consolidated Financial Statements. The comparative figures have been retroactively changed accordingly.

The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2016.

A complete list of standards, amendments and interpretations to existing standards published but not yet effective for the Group is described in Note 32.1 to the annual financial statements.

Below is a description of the standards, amendments and interpretations issued by the IASB to existing standards that have been issued and are mandatory for the Group with closer adoption:

In May 2014, the IASB issued IFRS 15, "Revenue from contracts with customers", which deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018 and earlier application is permitted.

In July 2014 the IASB published the final version of IFRS 9 "Financial Instrument" which replaces earlier versions of IFRS 9 and completes the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. It includes requirements on the classification and measurement of financial assets and liabilities, as well as an expected credit losses model that replaces the current incurred loss impairment model. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted.

In January 2016, the IASB finished its long-standing project on lease accounting and published IFRS 16, "Leases", which replaces the current guidance in IAS 17. This will require far-reaching changes in accounting by lessees in particular. The standard applies to annual periods beginning on or after 1 January 2019, with earlier application permitted if IFRS 15, ‘Revenue from Contracts with Customers’, is also applied.

We are currently evaluating the impact of our pending adoption of the new standard on our consolidated financial statements.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.	Basis of preparation and presentation (continued)

Seasonality of operations

The Group’s business activities are inherently seasonal. The Group generally harvest and sell its grains (corn, soybean, rice and sunflower) between February and June, with the exception of wheat, which is harvested from December to January. Coffee and cotton are different in that while both are typically harvested from June to August, they require a conditioning process which takes about two to three months. Sales in other business segments, such as in Dairy business segments, tend to be more stable. However, the sale of milk is generally higher during the fourth quarter, when the weather is warmer and pasture conditions are more favorable. The sugarcane harvesting period typically begins April/May and ends in November/December. This creates fluctuations in sugar and ethanol inventory, usually peaking in December to cover sales between crop harvests (i.e., January through April). As a result of the above factors, there may be significant variations in the results of operations from one quarter to another, as planting activities may be more concentrated in one quarter whereas harvesting activities may be more concentrated in another quarter. In addition, quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of initial recognition and changes in fair value of biological assets and agricultural produce.

28.	Critical accounting estimates and judgments

The Group's critical accounting policies are also consistent with those of the audited annual financial statements for the year ended December 31, 2016 described in Note 32.

Impairment testing

At the date of each statement of financial position, the Group reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets could have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The Group’s property, plant and equipment items generally do not generate independent cash flows.

In the case of Goodwill, any goodwill acquired is allocated to the cash-generating unit (‘CGU’) expected to benefit from the business combination. As prescribed by IFRS, Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying amount may be impaired. The impairment review requires management to undertake certain judgments, including estimating the recoverable value of the CGU to which the goodwill relates, based on either fair value less costs-to-sell or the value-in-use, as appropriate, in order to reach a conclusion on whether it deems the goodwill is impaired or not.

For purposes of the impairment testing, each CGU represents the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets.

Farmlands may be used for different activities that may generate independent cash flows. Those farmlands that are used for more than one segment activity (i.e. crops and cattle or rental income), the farmland is further subdivided into two or more CGUs, as appropriate, for purposes of impairment testing. For its properties in Brazil, management identified a farmland together with its related mill as separate CGUs. Most of the farmlands in Argentina and Uruguay are treated as single CGUs.

Based on these criteria, management identified a total amount of 39 CGUs as of September 30, 2017 and thirty-nine CGUs as of September 30, 2016.

As of September 30, 2017 and 2016, due to the fact that there were no impairment indicators, the Group only tested those CGUs with allocated goodwill in Argentina, Brazil and Uruguay.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

28.	Critical accounting estimates and judgments (continued)

CGUs tested based on a fair-value-less-costs-to-sell model at September 30, 2017 and 2016:

As of September 30, 2017, the Group identified 11 CGUs in Argentina and Uruguay (2016: 11 CGUs) to be tested based on this model (all CGUs with allocated goodwill). Estimating the fair value less costs-to-sell is based on the best information available, and refers to the amount at which the CGU could be bought or sold in a current transaction between willing parties. Management may be assisted by the work of external advisors. When using this model, the Group applies the “sales comparison approach” as its method of valuing most properties, which relies on results of sales of similar agricultural properties to estimate the value of the CGU. This approach is based on the theory that the fair value of a property is directly related to the selling prices of similar properties.

Fair values are determined by extensive analysis which includes current and potential soil productivity of the land (the ability to produce crops and maintain livestock) projected margins derived from soil use, rental value obtained for soil use, if applicable, and other factors such as climate and location. Farmland ratings are established by considering such factors as soil texture and quality, yields, topography, drainage and rain levels. Farmland may contain farm outbuildings. A farm outbuilding is any improvement or structure that is used for farming operations. Outbuildings are valued based on their size, age and design.

Based on the factors described above, each farm property is assigned different soil classifications for the purposes of establishing a value, Soil classifications quantify the factors that contribute to the agricultural capability of the soil. Soil classifications range from the most productive to the least productive.

The first step to establishing an assessment for a farm property is a sales investigation that identifies the valid farm sales in the area where the farm is located. A price per hectare is assigned for each soil class within each farm property. This price per hectare is determined based on the quantitative and qualitative analysis mainly described above.

The results are then tested against actual sales, if any, and current market conditions to ensure the values produced are accurate, consistent and fair.

The following table shows only the 11 CGUs (2016: 11 CGUs) where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU / Operating segment / Country	September 30, 2017	September 30, 2016
La Carolina / Crops / Argentina	35	40
La Carolina / Cattle / Argentina	12	13
El Orden / Crops / Argentina	53	60
El Orden / Cattle / Argentina	4	5
La Guarida / Crops / Argentina	358	405
La Guarida / Cattle / Argentina	292	330
Los Guayacanes / Crops / Argentina	452	511
Doña Marina / Rice / Argentina	1,595	1,803
Huelen / Crops / Argentina	1,787	2,020
El Colorado / Crops / Argentina	787	890
El Colorado / Cattle / Argentina	115	130
Closing net book value of goodwill allocated to CGUs tested (Note 13)	5,490	6,207
Closing net book value of PPE items and other assets allocated to CGUs tested	34,668	36,901
Total assets allocated to CGUs tested	40,158	43,108

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2017 and 2016.

28.	Critical accounting estimates and judgments (continued)

CGUs tested based on a value-in-use model at September 30, 2017 and 2016:

As of September 30, 2017, the Group identified 3 CGUs (2016: 3 CGUs) in Brazil to be tested base on this model (all CGUs with allocated goodwill). In performing the value-in-use calculation, the Group applied pre-tax rates to discount the future pre-tax cash flows. In each case, these key assumptions have been made by management reflecting past experience and are consistent with relevant external sources of information, such as appropriate market data. In calculating value-in-use, management may be assisted by the work of external advisors.

The key assumptions used by management in the value-in-use calculations which are considered to be most sensitive to the calculation are:

Key Assumptions	September 30, 2017	September 30, 2016
Financial projections	Covers 4 years for UMA	Covers 4 years for UMA
	Cover 7 years for AVI	Cover 7 years for AVI
Yield average growth rates	0-1%	0-1%
Future pricing increases	3% per annum	3% per annum
Future cost increase	1% per annum	3% per annum
Discount rates	7.6%	9.3%
Perpetuity growth rate	2.0%	2.0%

Discount rates are based on the risk-free rate for U. S. government bonds, adjusted for a risk premium to reflect the increased risk of investing in South America and Brazil in particular. The risk premium adjustment is assessed for factors specific to the respective CGUs and reflects the countries that the CGUs operate in.

The following table shows only the 3 CGUs where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU/ Operating segment	September 30, 2017	September 30, 2016
AVI / Sugar, Ethanol and Energy	5,012	4,892
UMA / Sugar, Ethanol and Energy	2,622	2,564
Closing net book value of goodwill allocated to CGUs tested (Note 13)	7,634	7,456
Closing net book value of PPE items and other assets allocated to CGUs tested	719,558	689,857
Total assets allocated to 3 CGUs tested	727,192	697,313

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2017 and 2016.

Management views these assumptions as conservative and does not believe that any reasonable change in the assumptions would cause the carrying value of these CGU’s to exceed the recoverable amount.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.